UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 26, 2018, the majority of the board of directors (the “Board”) of SSLJ.com Limited (the “Company”) constituting a quorum of the Board held a telephonic meeting (the “Meeting”) to elect the following three individuals as new members of the Board, Warren Wang, Ming Yi and Hon Man Yun, among whom Mr. Warren Wang is elected as the chairman of the Board, effective immediately. In addition, the participating Board members discussed an order of business with respect to Mr. Jianbao Li’s non-communication with the Board in the past several weeks. The two participants of the Meeting, constituting the majority of the Board present at the Meeting, concluded that Mr. Li has effectively resigned from the Board and the Board approved removal of Mr. Li from the Board.

On August 29, 2018, the Company published an announcement (the “Press Release”) to disclose such changes to the Board. A copy of the Press Release is attached herein as Exhibit 99.1.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Warren Wang
Warren Wang Chief Executive Officer

Date: August 29, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release